Exhibit 99.1

PRESS RELEASE
Aya Gold & Silver Reports Zgounder Near Pit and At-Depth High-Grade Silver Drill Results

Montreal, Quebec, January 7, 2025 - Aya Gold & Silver Inc. (TSX: AYA; OTCQX: AYASF) (“Aya” or the “Corporation”) is pleased to announce additional high-grade silver drill results from its at-depth drill exploration program at the Zgounder Silver Mine in the Kingdom of Morocco.

Highlights (all intersections are in core lengths)
•In the Eastern Zone near the open-pit area:
•Hole ZG-RC-24-277 intercepted 2,425 g/t grams per tonne (“g/t”) silver (“Ag”) over 17.0 meters (“m”), including 6,311 g/t Ag over 5.0m
•Hole ZG-RC-24-228 intercepted 1,356 g/t Ag over 20.0m, including 1,799 g/t Ag over 14.0m
•Hole ZG-RC-24-345 intercepted 876 g/t Ag over 16.0m, including 2,018 g/t Ag over 5.0m
•Hole ZG-RC-24-154 intercepted 711g/t Ag over 19.0m, including 1,229 g/t Ag over 7.0m
•In the Central Zone from the 1,950m level:
•Hole DZG-SF-24-219 intercepted 321 g/t Ag over 21.0 m, and 396 g/t Ag over 11.0m
•Hole DZG-SF-24-293 intercepted 1,119 g/t Ag over 6.0m, including 2,432 g/t Ag over 2.5m
•At depth near the granite contact:
•Hole ZG-SF-24-206 intercepted 1,071 g/t Ag over 3.5m, and 1,299 g/t Ag over 3.5m including 3,640 g/t Ag over 1.0m
•Hole ZG-SF-24-218 intercepted 636 g/t Ag over 11.0m including 1,560 g/t Ag over 4.0m
•34,809m of the 2024 exploration program drilled year to date

“Today’s high-grade silver drill results, particularly from holes ZG-RC-24-277 and ZG-RC-24-228, confirm the continuity of silver mineralization at Zgounder,” said Benoit La Salle, President & CEO. “The exceptional intercepts from these holes highlight the potential to significantly increase high-grade ounces within and near the open pit area, strengthening our confidence in expanding open-pit operations in the near term. Additionally, high-grade intercepts near the granite contact, such as ZG-SF-24-206 and ZG-SF-24-218, further emphasize the opportunity for resource expansion at depth. With four underground and one RC rig currently active, we anticipate a steady flow of results in the coming months to further enhance our understanding and resource potential.”
Included in this release are results from 291 holes, which include 6 surface Diamond Drill (“DDH”), 99 underground DDH, 123 Reverse Circulation (“RC”), 41 T28 and 22 YAK holes (T28 and YAK: percussion drilling using an air-compressed hammer). For a full summary of today’s results, refer to Appendix 1.
Table 1 – Significant Intercepts from Drilling at Zgounder (core lengths)

Hole ID	From	To	Ag (g/t)	Length (m)*	Ag x width
Underground DDH
ZG-SF-24-206	273.5	277.0	1,071	3.5	3,748
ZG-SF-24-206	298.5	302.0	1,299	3.5	4,548
Including	298.5	299.5	3,640	1.0	3,640
ZG-SF-24-218	129.0	140.0	636	11.0	6,996
Including	133.0	137.0	1,560	4.0	6,238
DZG-SF-24-163	6.0	7.5	4,720	1.5	7,080
DZG-SF-24-187	28.5	38.0	493	9.5	4,682
DZG-SF-24-188	31.5	46.0	412	14.5	5,979
DZG-SF-24-219	13.5	34.5	321	21.0	6,736
DZG-SF-24-219	44.0	55.0	396	11.0	4,352
DZG-SF-24-293	34.0	40.0	1,119	6.0	6,712
Including	34.0	36.5	2,432	2.5	6,080
Surface RC
ZG-RC-24-153	61.0	65.0	1,681	4.0	6,724
ZG-RC-24-154	19.0	38.0	711	19.0	13,512
Including	19.0	26.0	1,229	7.0	8,604
ZG-RC-24-167	0.0	7.0	1,153	7.0	8,068
Including	3.0	5.0	3,680	2.0	7,360
ZG-RC-24-168	24.0	40.0	609	16.0	9,748
Including	35.0	38.0	2,132	3.0	6,396
ZG-RC-24-169	20.0	42.0	485	22.0	10,680

Including	23.0	26.0	1,331	3.0	3,992
ZG-RC-24-220	1.0	20.0	211	19.0	4,016
ZG-RC-24-228	25.0	45.0	1,356	20.0	27,128
Including	28.0	42.0	1,799	14.0	25,192
ZG-RC-24-234	0.0	2.0	3,660	2.0	7,320
ZG-RC-24-234	6.0	7.0	7,040	1.0	7,040
ZG-RC-24-235	0.0	13.0	778	13.0	10,116
Including	0.0	1.0	6,880	1.0	6,880
ZG-RC-24-277	33.0	50.0	2,425	17.0	41,232
Including	37.0	42.0	6,311	5.0	31,556
ZG-RC-24-303	22.0	28.0	1,970	6.0	11,820
ZG-RC-24-318	8.0	17.0	1,143	9.0	10,284
Including	12.0	14.0	4,598	2.0	9,196
ZG-RC-24-318	35.0	47.0	580	12.0	6,965
Including	35.0	39.0	1,001	4.0	4,004
ZG-RC-24-345	15.0	31.0	876	16.0	14,016
Including	22.0	27.0	2,018	5.0	10,092
ZG-RC-24-347	26.0	29.0	2,369	3.0	7,108
ZG-RC-24-353	8.0	10.0	2,288	2.0	4,576
ZG-RC-24-355	0.0	20.0	555	20.0	11,092
Including	9.0	12.0	1,692	3.0	5,076

Figure 1: Location of Drill Results at Zgounder

West
East
275 800 E
276 100 E
276 400 E
Zgounder
Fault
2100 L
1800 L
ZG-RC-24-345
ZG-RC-24-347
ZG-RC-24-353
ZG-RC-24-355
ZG-RC-24-153
ZG-RC-24-154
ZG-RC-24-167
ZG-RC-24-168
ZG-RC-24-169
ZG-RC-24-318
ZG-RC-24-303
ZG-RC-24-277
ZG-RC-24-220
ZG-RC-24-228
ZG-RC-24-234
ZG-RC-24-235
DZG-SF-24-219
DZG-SF-24-163
DZG-SF-24-293
DZG-SF-24-187
DZG-SF-24-188
ZG-SF-24-218
ZG-SF-24-206
Legend
modelized Ag interval
in g/t
>100
>300
>500
>1000
Significant
Intercepts
Granite

Quality Assurance
For core drilling, all individual samples represent approximately one meter in length of core, which is halved. Half of the core is kept on site for reference, and its counterpart is sent for preparation and assaying to African Laboratory for Mining and Environment (“Afrilab”) in Marrakech, Morocco. All samples are analyzed for silver, copper, iron, lead, and zinc using Aqua regia and finished by atomic absorption spectroscopy (“AAS”). Samples grading above 200 g/t Ag are reanalyzed using fire assaying.
For definition drilling using T28 drilling equipment, all individual samples represent 1.2m in length. Samples are assayed at either the Zgounder Mine laboratory or at Afrilab. At Afrilab, all samples are analyzed for silver, copper, iron, lead, and zinc using Aqua regia and finished by AAS. Samples grading above 200 g/t Ag are reanalyzed using fire assaying. At ZMSM, all samples are analyzed for silver only using Aqua regia and finished by AAS. Rigorous quality controls (QaQc) are applied at both locations.
David Lalonde, B.Sc. P. Geo, Vice-President Exploration, is Aya Gold & Silver’s Qualified Person and has reviewed this press release for accuracy and compliance with National Instrument 43-101.

About Aya Gold & Silver Inc.
Aya Gold & Silver Inc. is a rapidly growing, Canada-based silver producer with operations in the Kingdom of Morocco.
The only TSX-listed pure silver mining company, Aya operates the high-grade Zgounder Silver Mine and is exploring its properties along the prospective South-Atlas Fault, several of which have hosted past-producing mines and historical resources. Aya’s Moroccan mining assets are complemented by its Tijirit Gold Project in Mauritania, which, subject to the announcement of September 12, 2024, will be developed by Mx2 Mining, a new spinout gold-growth company.
Aya’s management team has been focused on maximizing shareholder value by anchoring sustainability at the heart of its operations, governance, and financial growth plans.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact

Benoit La Salle, FCPA, MBA President & CEO Benoit.lasalle@ayagoldsilver.com	Alex Ball VP, Corporate Development & IR alex.ball@ayagoldsilver.com
Forward-Looking Statements
This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”), which reflects management’s expectations regarding Aya’s future growth and business prospects (including the timing and development of new deposits and the success of exploration activities) and other opportunities. Wherever possible, words such as “confirm”, “potential”, “significant”, “confidence”, “expansion”, “steady”, “enhance” ,and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Specific forward-looking statements in this press release include, but are not limited to, statements and information with respect to the continuity of the mineralization and its grade, the potential to significantly increase high-grade ounces within and near the open pit area, expanding open-pit operations in the near term, enhancing the resource and better understanding the deposit as well as exploration results in the open-pit and underground areas. Although the forward-looking information contained in this press release reflect management’s current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, Aya cannot be certain that actual results will be consistent with such forward-looking information. Such forward-looking statements are based upon assumptions, opinions and analysis made by management in light of its experience, current conditions, and its expectations of future developments that management believe to be reasonable and relevant but that may prove to be incorrect. These assumptions include, among other things, the ability to obtain any requisite governmental approvals, obtaining regulatory permits for on-site work, importing goods and machinery and employment permits, the accuracy of Mineral Reserve and Mineral Resource Estimates (including, but not limited to, ore tonnage and ore grade estimates), the price of silver, the price of gold, exchange rates, fuel and energy costs, future economic conditions, anticipated future estimates of free cash flow, and courses of action. Aya cautions you not to place undue reliance upon any such forward-looking statements.
The risks and uncertainties that may affect forward-looking statements include, among others: the inherent risks involved in exploration and development of mineral properties, including government approvals and permitting, changes in economic conditions, changes in the worldwide price of silver gold and other key inputs, changes in mine plans (including, but not limited to, throughput and recoveries being affected by metallurgical characteristics) and other factors, such as project execution delays, many of which are beyond the control of Aya, as well as other risks and uncertainties which are more fully described in Aya’s 2023 Annual Information Form dated March 28, 2024, and in other filings of Aya with securities and regulatory authorities which are available on SEDAR+ at www.sedarplus.ca. Aya does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs, and opinions change. Nothing in this document should be construed as either an offer to sell or a solicitation to buy or sell Aya securities. All references to Aya include its subsidiaries unless the context requires otherwise.

Appendix 1 - Mineral Intercepts from Drilling at Zgounder (core lengths)

Hole ID	From	To	Ag	Length (m)*	Ag x width
			(g/t)
Surface DDH
ZG-24-103	9.0	10.5	92	1.5	138
ZG-24-103	12.0	13.5	88	1.5	132
ZG-24-107	20.0	21.0	144	1.0	144
ZG-24-108	8.0	9.5	96	1.5	144
ZG-24-108	13.0	14.0	104	1.0	104
ZG-24-109	46.5	51.0	175	4.5	786
ZG-24-109	60.0	61.5	88	1.5	132
ZG-24-109	68.5	69.5	80	1.0	80
Underground DDH
ZG-SF-24-167	92.0	93.5	76	1.5	114
ZG-SF-24-196	214.5	215.0	76	0.5	38
ZG-SF-24-197	56.5	58.0	269	1.5	404
ZG-SF-24-197	65.5	66.5	184	1.0	184
ZG-SF-24-206	248.0	249.0	148	1.0	148
ZG-SF-24-206	273.5	277.0	1,071	3.5	3,748
ZG-SF-24-206	291.5	293.0	80	1.5	120
ZG-SF-24-206	298.5	302.0	1,299	3.5	4,548
Including	298.5	299.5	3,640	1.0	3,640
ZG-SF-24-206	308.0	309.0	156	1.0	156
ZG-SF-24-206	317.0	318.0	112	1.0	112
ZG-SF-24-218	129.0	140.0	636	11.0	6,996
Including	133.0	137.0	1,560	4.0	6,238
ZG-SF-24-241	115.5	116.0	124	0.5	62
DZG-SF-24-155	15.0	21.0	146	6.0	876
DZG-SF-24-159	1.5	7.5	146	6.0	876
DZG-SF-24-159	15.0	16.5	76	1.5	114
DZG-SF-24-159	33.0	34.0	100	1.0	100
DZG-SF-24-159	47.0	48.5	96	1.5	144
DZG-SF-24-160	7.5	9.0	84	1.5	126
DZG-SF-24-162	13.5	21.0	95	7.5	710
DZG-SF-24-162	34.5	36.0	93	1.5	140
DZG-SF-24-162	64.0	65.0	260	1.0	260
DZG-SF-24-163	1.5	4.5	108	3.0	324
DZG-SF-24-163	6.0	7.5	4,720	1.5	7,080

DZG-SF-24-163	13.5	15.0	384	1.5	576
DZG-SF-24-163	27.0	28.5	104	1.5	156
DZG-SF-24-165	46.0	47.0	240	1.0	240
DZG-SF-24-167	30.0	31.5	128	1.5	192
DZG-SF-24-167	36.0	37.5	104	1.5	156
DZG-SF-24-180	39.0	40.5	128	1.5	192
DZG-SF-24-185	1.5	3.0	1,008	1.5	1,512
DZG-SF-24-186	39.0	40.0	92	1.0	92
DZG-SF-24-187	28.5	38.0	493	9.5	4,682
Including	35.5	38.0	1,050	2.5	2,626
DZG-SF-24-188	31.5	46.0	412	14.5	5,979
Including	31.5	33.0	1,274	1.5	1,911
DZG-SF-24-189	29.5	32.5	144	3.0	432
DZG-SF-24-210	21.5	24.5	194	3.0	582
DZG-SF-24-210	30.0	31.0	300	1.0	300
DZG-SF-24-211	10.5	12.0	340	1.5	510
DZG-SF-24-218	20.0	21.5	312	1.5	468
DZG-SF-24-219	13.5	34.5	321	21.0	6,736
Including	20.0	21.0	3,310	1.0	3,310
DZG-SF-24-219	44.0	55.0	396	11.0	4,352
Including	44.0	46.5	1,117	2.5	2,792
DZG-SF-24-221	17.5	22.5	285	5.0	1,424
DZG-SF-24-224	14.0	18.0	655	4.0	2,618
Including	14.5	15.5	2,372	1.0	2,372
DZG-SF-24-224	51.0	52.5	144	1.5	216
DZG-SF-24-224	55.5	56.5	84	1.0	84
DZG-SF-24-226	57.0	60.0	299	3.0	896
DZG-SF-24-228	17.0	25.5	123	8.5	1,044
DZG-SF-24-228	31.5	33.0	88	1.5	132
DZG-SF-24-228	42.0	43.5	152	1.5	228
DZG-SF-24-228	46.0	47.0	160	1.0	160
DZG-SF-24-228	55.0	60.0	250	5.0	1,252
DZG-SF-24-248	18.0	19.5	116	1.5	174
DZG-SF-24-248	24.0	25.5	120	1.5	180
DZG-SF-24-248	28.5	31.0	144	2.5	360
DZG-SF-24-248	34.0	39.0	625	5.0	3,126
Including	34.5	35.5	2,194	1.0	2,194
DZG-SF-24-250	15.0	16.0	148	1.0	148
DZG-SF-24-250	22.5	24.0	184	1.5	276

DZG-SF-24-251	6.0	7.5	340	1.5	510
DZG-SF-24-251	15.5	19.5	227	4.0	906
DZG-SF-24-251	25.0	28.0	521	3.0	1,564
DZG-SF-24-252	18.5	20.0	128	1.5	192
DZG-SF-24-252	24.5	30.5	115	6.0	688
DZG-SF-24-254	13.0	14.5	248	1.5	372
DZG-SF-24-255	19.0	21.0	546	2.0	1,092
DZG-SF-24-255	27.0	28.0	88	1.0	88
DZG-SF-24-255	29.0	30.0	100	1.0	100
DZG-SF-24-255	33.5	34.5	204	1.0	204
DZG-SF-24-255	47.0	48.5	132	1.5	198
DZG-SF-24-256	20.5	22.0	84	1.5	126
DZG-SF-24-256	23.0	24.0	88	1.0	88
DZG-SF-24-256	26.0	27.0	84	1.0	84
DZG-SF-24-256	32.5	33.5	96	1.0	96
DZG-SF-24-256	34.5	35.5	84	1.0	84
DZG-SF-24-256	38.0	39.0	124	1.0	124
DZG-SF-24-257	24.5	27.5	320	3.0	960
DZG-SF-24-257	36.5	39.5	312	3.0	936
DZG-SF-24-257	44.0	47.0	188	3.0	564
DZG-SF-24-257	54.5	56.0	164	1.5	246
DZG-SF-24-258	39.5	40.5	112	1.0	112
DZG-SF-24-259	23.5	32.0	116	8.5	984
DZG-SF-24-259	42.0	43.0	200	1.0	200
DZG-SF-24-260	10.0	11.0	268	1.0	268
DZG-SF-24-260	37.0	38.5	184	1.5	276
DZG-SF-24-260	52.5	57.5	559	5.0	2,794
Including	52.5	53.0	4,080	0.5	2,040
DZG-SF-24-260	60.5	62.0	128	1.5	192
DZG-SF-24-261	47.0	48.0	1,208	1.0	1,208
Including	38.0	47.0	213	9.0	1,914
DZG-SF-24-261	58.0	59.0	92	1.0	92
DZG-SF-24-262	34.5	48.5	102	14.0	1,424
DZG-SF-24-263	30.5	40.0	109	9.5	1,036
DZG-SF-24-264	17.0	22.0	83	5.0	416
DZG-SF-24-264	51.5	54.5	112	3.0	336
DZG-SF-24-265	1.0	2.0	164	1.0	164
DZG-SF-24-265	6.0	7.0	320	1.0	320
DZG-SF-24-266	29.5	30.5	100	1.0	100

DZG-SF-24-266	32.5	34.0	100	1.5	150
DZG-SF-24-267	21.5	22.5	152	1.0	152
DZG-SF-24-267	26.0	27.0	148	1.0	148
DZG-SF-24-267	42.0	43.0	76	1.0	76
DZG-SF-24-267	54.0	55.0	84	1.0	84
DZG-SF-24-280	24.0	25.5	140	1.5	210
DZG-SF-24-280	31.5	33.0	288	1.5	432
DZG-SF-24-293	34.0	40.0	1,119	6.0	6,712
Including	34.0	36.5	2,432	2.5	6,080
DZG-SF-24-294	43.5	45.0	284	1.5	426
DZG-SF-24-294	54.0	55.5	276	1.5	414
DZG-SF-24-299	1.5	3.0	348	1.5	522
DZG-SF-24-331	47.0	48.0	80	1.0	80
DZG-SF-24-331	51.0	52.0	116	1.0	116
DZG-SF-24-331	56.0	57.0	104	1.0	104
DZG-SF-24-333	45.0	50.0	254	5.0	1,268
DZG-SF-24-334	10.5	13.5	188	3.0	564
DZG-SF-24-334	16.5	18.0	80	1.5	120
DZG-SF-24-335	10.0	11.5	528	1.5	792
DZG-SF-24-335	16.0	17.5	608	1.5	912
DZG-SF-24-335	31.5	40.5	214	9.0	1,926
Surface RC
ZG-RC-24-138	27.0	28.0	536	1.0	536
ZG-RC-24-138	37.0	40.0	247	3.0	740
ZG-RC-24-153	61.0	65.0	1,681	4.0	6,724
ZG-RC-24-154	0.0	15.0	220	15.0	3,304
ZG-RC-24-154	19.0	38.0	711	19.0	13,512
Including	19.0	26.0	1,229	7.0	8,604
ZG-RC-24-154	42.0	43.0	140	1.0	140
ZG-RC-24-154	49.0	50.0	148	1.0	148
ZG-RC-24-166	67.0	69.0	180	2.0	360
ZG-RC-24-167	0.0	7.0	1,153	7.0	8,068
Including	3.0	5.0	3,680	2.0	7,360
ZG-RC-24-168	2.0	3.0	184	1.0	184
ZG-RC-24-168	24.0	40.0	609	16.0	9,748
Including	35.0	38.0	2,132	3.0	6,396
ZG-RC-24-169	20.0	42.0	485	22.0	10,680
Including	23.0	26.0	1,331	3.0	3992
ZG-RC-24-179	36.0	38.0	156	2.0	312

ZG-RC-24-182	25.0	26.0	140	1.0	140
ZG-RC-24-194	3.0	4.0	200	1.0	200
ZG-RC-24-194	6.0	7.0	76	1.0	76
ZG-RC-24-195	11.0	14.0	644	3.0	1,932
ZG-RC-24-219	14.0	23.0	213	9.0	1,913
ZG-RC-24-219	45.0	46.0	816	1.0	816
ZG-RC-24-220	1.0	20.0	211	19.0	4,016
ZG-RC-24-220	56.0	57.0	440	1.0	440
ZG-RC-24-221	4.0	5.0	432	1.0	432
ZG-RC-24-221	10.0	16.0	122	6.0	732
ZG-RC-24-221	18.0	19.0	116	1.0	116
ZG-RC-24-221	24.0	25.0	88	1.0	88
ZG-RC-24-221	55.0	56.0	92	1.0	92
ZG-RC-24-222	1.0	2.0	96	1.0	96
ZG-RC-24-222	3.0	5.0	106	2.0	212
ZG-RC-24-222	8.0	27.0	127	19.0	2,408
ZG-RC-24-222	30.0	31.0	172	1.0	172
ZG-RC-24-228	10.0	11.0	116	1.0	116
ZG-RC-24-228	25.0	45.0	1,356	20.0	27,128
Including	28.0	42.0	1,799	14.0	25,192
ZG-RC-24-228	79.0	80.0	76	1.0	76
ZG-RC-24-229	54.0	55.0	100	1.0	100
ZG-RC-24-234	0.0	2.0	3,660	2.0	7,320
ZG-RC-24-234	6.0	7.0	7,040	1.0	7,040
ZG-RC-24-235	0.0	13.0	778	13.0	10,116
Including	0.0	1.0	6,880	1.0	6,880
ZG-RC-24-236	0.0	1.0	380	1.0	380
ZG-RC-24-237	6.0	12.0	192	6.0	1,152
ZG-RC-24-239	1.0	6.0	442	5.0	2,208
ZG-RC-24-247	26.0	35.0	185	9.0	1,668
ZG-RC-24-249	46.0	47.0	156	1.0	156
ZG-RC-24-250	10.0	11.0	128	1.0	128
ZG-RC-24-250	13.0	14.0	84	1.0	84
ZG-RC-24-250	17.0	18.0	76	1.0	76
ZG-RC-24-250	19.0	20.0	84	1.0	84
ZG-RC-24-250	40.0	41.0	476	1.0	476
ZG-RC-24-250	72.0	73.0	680	1.0	680
ZG-RC-24-258	1.0	3.0	214	2.0	428
ZG-RC-24-258	24.0	25.0	636	1.0	636

ZG-RC-24-258	62.0	63.0	84	1.0	84
ZG-RC-24-259	0.0	1.0	128	1.0	128
ZG-RC-24-259	32.0	36.0	446	4.0	1,784
ZG-RC-24-259	40.0	43.0	177	3.0	532
ZG-RC-24-260	68.0	69.0	332	1.0	332
ZG-RC-24-261	46.0	48.0	566	2.0	1,132
ZG-RC-24-262	4.0	9.0	267	5.0	1,333
ZG-RC-24-263	12.0	13.0	220	1.0	220
ZG-RC-24-266	25.0	26.0	132	1.0	132
ZG-RC-24-268	0.0	1.0	88	1.0	88
ZG-RC-24-276	50.0	52.0	316	2.0	632
ZG-RC-24-277	26.0	27.0	84	1.0	84
ZG-RC-24-277	28.0	29.0	88	1.0	88
ZG-RC-24-277	30.0	31.0	100	1.0	100
ZG-RC-24-277	33.0	50.0	2,425	17.0	41,232
Including	37.0	42.0	6,311	5.0	31,556
ZG-RC-24-278	61.0	62.0	80	1.0	80
ZG-RC-24-280	29.0	30.0	80	1.0	80
ZG-RC-24-281	8.0	9.0	112	1.0	112
ZG-RC-24-281	22.0	24.0	94	2.0	188
ZG-RC-24-281	86.0	87.0	76	1.0	76
ZG-RC-24-290	8.0	9.0	80	1.0	80
ZG-RC-24-291	35.0	42.0	458	7.0	3,204
Including	37.0	40.0	939	3.0	2,816
ZG-RC-24-291	44.0	45.0	84	1.0	84
ZG-RC-24-291	55.0	57.0	124	2.0	248
ZG-RC-24-294	20.0	21.0	1,092	1.0	1,092
ZG-RC-24-294	48.0	49.0	88	1.0	88
ZG-RC-24-301	1.0	3.0	102	2.0	204
ZG-RC-24-301	16.0	21.0	484	5.0	2,420
ZG-RC-24-303	3.0	4.0	160	1.0	160
ZG-RC-24-303	22.0	28.0	1,970	6.0	11,820
ZG-RC-24-304	18.0	19.0	116	1.0	116
ZG-RC-24-304	62.0	66.0	634	4.0	2,536
ZG-RC-24-304	69.0	70.0	112	1.0	112
ZG-RC-24-308	0.0	1.0	108	1.0	108
ZG-RC-24-308	6.0	7.0	116	1.0	116
ZG-RC-24-308	14.0	15.0	124	1.0	124
ZG-RC-24-308	18.0	19.0	104	1.0	104

ZG-RC-24-311	31.0	36.0	394	5.0	1,972
ZG-RC-24-312	52.0	55.0	664	3.0	1,992
ZG-RC-24-313	13.0	16.0	419	3.0	1,256
ZG-RC-24-313	18.0	19.0	108	1.0	108
ZG-RC-24-318	8.0	17.0	1,143	9.0	10,284
Including	12.0	14.0	4,598	2.0	9,196
ZG-RC-24-318	35.0	47.0	580	12.0	6,965
Including	35.0	39.0	1,001	4.0	4,004
ZG-RC-24-319	36.0	37.0	76	1.0	76
ZG-RC-24-320	42.0	43.0	80	1.0	80
ZG-RC-24-324	0.0	4.0	148	4.0	592
ZG-RC-24-325	19.0	21.0	474	2.0	948
ZG-RC-24-325	43.0	47.0	287	4.0	1,148
ZG-RC-24-326	11.0	12.0	140	1.0	140
ZG-RC-24-326	19.0	20.0	148	1.0	148
ZG-RC-24-328	0.0	1.0	176	1.0	176
ZG-RC-24-329	4.0	5.0	188	1.0	188
ZG-RC-24-332	3.0	17.0	127	14.0	1,780
ZG-RC-24-335	1.0	3.0	82	2.0	164
ZG-RC-24-335	6.0	7.0	136	1.0	136
ZG-RC-24-341	0.0	3.0	275	3.0	824
ZG-RC-24-342	30.0	39.0	210	9.0	1,892
ZG-RC-24-342	42.0	44.0	102	2.0	204
ZG-RC-24-342	49.0	50.0	412	1.0	412
ZG-RC-24-343	0.0	1.0	84	1.0	84
ZG-RC-24-344	0.0	2.0	134	2.0	268
ZG-RC-24-344	7.0	12.0	236	5.0	1,180
ZG-RC-24-344	16.0	17.0	112	1.0	112
ZG-RC-24-344	21.0	22.0	116	1.0	116
ZG-RC-24-344	28.0	33.0	130	5.0	648
ZG-RC-24-344	38.0	45.0	194	7.0	1,360
ZG-RC-24-345	0.0	7.0	148	7.0	1,036
ZG-RC-24-345	10.0	11.0	76	1.0	76
ZG-RC-24-345	15.0	31.0	876	16.0	14,016
Including	22.0	27.0	2,018	5.0	10,092
ZG-RC-24-345	37.0	42.0	110	5.0	548
ZG-RC-24-345	43.0	44.0	92	1.0	92
ZG-RC-24-346	0.0	1.0	96	1.0	96
ZG-RC-24-346	4.0	5.0	160	1.0	160

ZG-RC-24-346	21.0	22.0	264	1.0	264
ZG-RC-24-347	26.0	29.0	2,369	3.0	7,108
ZG-RC-24-349	2.0	6.0	110	4.0	440
ZG-RC-24-349	8.0	9.0	100	1.0	100
ZG-RC-24-349	25.0	31.0	247	6.0	1,484
ZG-RC-24-349	58.0	59.0	140	1.0	140
ZG-RC-24-350	1.0	2.0	272	1.0	272
ZG-RC-24-350	7.0	8.0	80	1.0	80
ZG-RC-24-350	24.0	26.0	296	2.0	592
ZG-RC-24-351	0.0	1.0	80	1.0	80
ZG-RC-24-351	3.0	16.0	125	13.0	1,620
ZG-RC-24-351	30.0	45.0	112	15.0	1,684
ZG-RC-24-351	51.0	52.0	76	1.0	76
ZG-RC-24-351	59.0	64.0	132	5.0	660
ZG-RC-24-353	0.0	2.0	102	2.0	204
ZG-RC-24-353	8.0	10.0	2,288	2.0	4,576
ZG-RC-24-353	37.0	41.0	141	4.0	564
ZG-RC-24-353	56.0	60.0	132	4.0	528
ZG-RC-24-353	66.0	67.0	172	1.0	172
ZG-RC-24-355	0.0	20.0	555	20.0	11,092
Including	9.0	12.0	1,692	3.0	5,076
ZG-RC-24-356	0.0	2.0	144	2.0	288
Underground T28
T28-24-483	8.4	9.6	320	1.2	384
T28-24-483	14.4	22.8	375	8.4	3,154
T28-24-484	14.4	20.4	188	6.0	1,128
T28-24-485	0.0	1.2	256	1.2	307
T28-24-486	10.8	12.0	80	1.2	96
T28-24-486	18.0	19.2	544	1.2	653
T28-24-488	8.4	18.0	210	9.6	2,020
T28-24-489	0.0	4.8	369	4.8	1,771
T28-24-497	14.4	15.6	80	1.2	96
T28-24-497	16.8	18.0	712	1.2	854
T28-24-497	19.2	20.4	76	1.2	91
T28-24-498	10.8	12.0	228	1.2	274
T28-24-501	8.4	9.6	84	1.2	101
T28-24-502	14.4	15.6	88	1.2	106
T28-24-512	3.6	15.6	193	12.0	2,314
T28-24-514	7.2	9.6	136	2.4	326

TD28-24-2100-460	18.0	22.8	533	4.8	2,558
TD28-24-2100-461	0.0	1.2	192	1.2	230
TD28-24-2100-461	3.6	7.2	264	3.6	950
TD28-24-2100-461	10.8	18.0	313	7.2	2,251
TD28-24-2100-464	15.6	20.4	177	4.8	848
Underground YAK
YAK-24-155	32.4	37.2	159	4.8	763
YAK-24-155	43.2	44.4	128	1.2	154
YAK-24-157	3.6	4.8	161	1.2	193
YAK-24-159	15.6	16.8	96	1.2	115
YAK-24-159	22.8	24.0	84	1.2	101
YAK-24-160	6.0	7.2	236	1.2	283
YAK-24-160	15.6	16.8	280	1.2	336
YAK-24-185	13.2	15.6	92	2.4	220
YAK-24-188	32.4	40.8	238	8.4	1,997
YAK-24-188	44.4	45.6	248	1.2	298
YAKD-24-2050-164	30.0	31.2	194	1.2	233
YAKD-24-2050-166	40.8	42.0	85	1.2	102
1 Holes were drilled at various angles, true widths are not known at this time.
2 All assay results are above the cut-off grade of 75 g/t Ag.